EXHIBIT 99.1

Crucell and DSM Announce PER.C6(R) Licensing Agreement with Merus for Production of Monoclonal Antibody Combinations

LEIDEN/SITTARD, The Netherlands, June 10, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) and allied contract manufacturer DSM Biologics announced today that Crucell and Merus B.V. have signed a PER.C6(R) research license agreement. This license agreement allows Merus to use the PER.C6(R) cell line for the further development of its Oligoclonics(TM) technology and related products.

"Oligoclonics(TM) are mixtures of human antibodies, produced by a single clonal cell line, that we expect to have improved clinical efficacy compared to current antibody therapeutics," said Ton Logtenberg, CEO of Merus. "The PER.C6(R) cell line is instrumental in the stable and high yield production of Oligoclonics(TM)."

Under the terms of the agreement, Crucell and DSM will receive an upfront payment and annual maintenance fees. Further financial details were not disclosed.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

About DSM Biologics

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, one in Groningen, the Netherlands (ca. 1,000 liters fermentor capacity and 6,000 m2 ) and one in Montreal, Quebec, Canada (ca. 6,500 liters fermentor capacity and presently 10,000 m2). DSM Biologics is a joint venture of DSM and SGF, a business development company based in Montreal, holding a minority stake.

About Merus

Merus is a Dutch biotechnology company founded in June 2003. The Company is focused on the discovery and development of a novel class of human antibodies, Oligoclonics(TM), that are expected to have improved clinical efficacy compared to current generations of human monoclonal antibodies. For more information, please visit www.merus-biopharm.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For a PDF version of this Press Release, click here: http://hugin.info/132631/R/948623/134128.pdf

CONTACT:  Crucell N.V.
          Elizabeth Goodwin
          Director Investor Relations and Corporate Communications
          Tel. +31 (0)71 524 8718
          Fax. +31 (0)71 524 8935
          e.goodwin@crucell.com

          Merus B.V.
          Niek Roosdorp
          Chief Business Development Officer
          Tel. +31 (0)20 412 3891
          n.roosdorp@biorogen.com

          DSM Biologics
          Marcel Lubben
          Business Manager Licensing
          Tel. + 31 (0)46 47 73343
          Fax. + 31 (0)46 47 73179
          marcel-m.lubben@dsm.com